Filed by Konecranes Plc
pursuant to Rule 425 under
the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Terex Corporation
(Commission File No. 001-10702)
Participants

CORPORATE PARTICIPANTS
Miikka Kinnunen	Teo Ottola
Director-Investor Relations, Konecranes Oyj	Deputy CEO & Chief Financial Officer, Konecranes Oyj
Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

OTHER PARTICIPANTS
Elina Riutta	Johan Eliason
Analyst, Evli Bank Plc (Broker)	Analyst, Kepler Cheuvreux SA (Sweden)

Tom Skogman	Antti Suttelin
Analyst, Handelsbanken Capital Markets	Analyst, Danske Bank A/S (Finland)

Tomi Markus Railo	Sean D. McLoughlin
Analyst, Skandinaviska Enskilda Banken AB (Finland)	Analyst, HSBC Bank Plc (Broker)

Manu M. Rimpelä
Analyst, Nordea Bank AB (Finland)

Management Discussion Section
Miikka Kinnunen
Director-Investor Relations, Konecranes Oyj

[Abrupt Start] ...the Head of Investor Relations at Konecranes. And together with me, we have Panu Routila, our President and CEO; as well as our CFO, Mr. Teo Ottola. And as usual, Panu Routila, President and CEO, he will cover the group figures. And then the CFO, Teo Ottola, he will go through the business area figures in more detail.

And before I give the word to Panu, I will just point your attention to the slides number two and three. They contain some forward looking disclaimers, please take a look at those. All the materials are available on Konecranes web pages.

So, please, Panu.

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

Thank you, Miikka. Panu Routila, President and CEO of Konecranes. Welcome to this presentation. I have basically three issues I want to cover during this presentation. One, of course, naturally is the Q4 results. The second one is the new programs that we have launched today. I want to tell you a little bit more about the details of that one. And then the third topic is naturally now some update on the merger related issues that I am sure everybody is hungry for information.

First to go through the highlights of the Q4 2015. Our Q4 results came close to our expectations with Group orders, sales, and operating profit. Excluding non-recurring items, being near to the previous year's levels starting first with a positive issue.

Equipment order intake recovered sequentially, thanks to the pick-up in specialty container handling equipment. That were on a good level. Service continued to improve its profitability on a year-to-year basis in the fourth quarter specifically. It's full year operating margin, excluding restructuring costs, rose by 0.4 percentage units to being 10.4% altogether.

The €30 million cost savings program generated savings of €10 million in 2015 as expected. Some negative issues during the quarter, the demand among industrial customers continued to be somewhat sluggish, particularly in the emerging markets. Service order intake was also unchanged year-on year. Modernization orders declined throughout the year and industrial customers have done less big repairs maybe due to the headwinds they experienced in their own businesses in 2015.

Equipment profitability has not yet turned around fully. There were multiple reasons for this development also in Q4, which we will elaborate later and which have also made us to think about the new program that is needed in the business.

In terms of orders received per region. In EMEA, orders declined in both Service and Equipment. Demand in Middle East has somewhat softened and trading conditions remained sluggish overall also in Europe.

Americas orders rose both in Service and Equipment, as strong USD continued to boost the figures and demand for container handling equipment continued to be very strong.

In APAC, the economic slowdown in China and other emerging countries contribute to take some order flow downwards.

Now, to go through some of the key figures, reported order intake and sales were flat at reported currencies, but down at comparable currencies. EBITDA, excluding non-recurring items, was down slightly less than sales at comparable currencies, which is a reasonable achievement. Non-recurring items altogether were €13.8 million, out of which €5 million were relating to restructuring, and €8.7 million were relating to the merger costs. EPS was low due to the reported result and due to a write-down of deferred tax assets in India.

Some points to be taken out for the 2015 results. Order book was up by 5.8% and Service contract base also 7.5% upwards. Specifically, the solid 2016 outlook for container handling equipment deliveries while we already have a very good order handbook – order book in hand.

Service EBIT margin improved from 10% to 10.4%, and cost savings programs – the earlier cost savings programs have done proceedings as they were planned. On the other hand, orders and sales were down 3.3% and 1.1% at comparable currencies. Another year of demand challenges in emerging markets and somewhat softened demand in North American overall markets. In Equipment, the overall turnaround has not yet happened.

Now, to go through some of the macroeconomic indicator, looking at the capacity utilization in Europe and USA, we can see that the manufacturing capacity utilization in European Union area remained stable in Q4 and slightly above the previous year's level. Manufacturing capacity utilization in USA has remained stable as well, but overall capacity utilization has declined due to the process industries numbers.

The Purchasing Managers' Index in the BRIC countries show that there is a contraction between manufacturing activity in China, so we continue to raise some headwinds over there.

Market conditions remained recessionary, especially in Brazil and Russia. Indian manufacturing industry is struggling to gain speed. Though our results improvement in India last year was based on the restructuring activities, not on the top line growth.

Container throughput actually has declined in the second half of 2015. Declining port handling volumes were reported, predominantly in some Asian ports, some Baltic seaports, as well as in the east coast of Latin America. Despite of the lack of the growth in container traffic, our container handling equipment orders rose last year, specifically thanks to our growing customers in North America, west coastal Africa and Indonesia, to name a few of them. Our ARTG cranes and reach stackers have actually proved to be very popular in the market.

Now, to take a look on the market outlook and financial guidance. Basically, the market outlook states that the customers are quite cautious about investing, as economic growth has slowed down across the globe. This now specifically in the near-term aspect. Companies operating in emerging and commodity markets are particularly under pressure to save costs. Business activity in North America, manufacturing and process industries weakened somewhat toward the end of 2015. And demand outlook is more uncertain than a year ago.

Demand situation in Europe is quite stable. Even though we just said that the global container throughput has slowed down, our respective products in the container handling area have actually remained solid, and even on a good level. Also, the continued contract base growth in the service industry bodes well for the future of the Service business as such.

The financial guidance that the company is giving for 2016 states that, based on the order book, the Service contract base, and the near-term demand, outlook sales in 2016 are expected to be higher than in 2015. We also expect operating profit, excluding non-recurring items, to improve from 2015.

Some numbers about our personnel due to the restructuring to be noted. The year-end numbers at 2014 year-end showed 11,982 persons, and the Group head count at year-end 2015 was 11,887 persons.

Some numbers about the cost savings and restructuring costs during 2015. The cost savings delivered the €10 million altogether during the year, out of which €4 million were coming during the fourth quarter. And the restructuring costs, as planned, were at the level of €20.5 million.

We have today also announced a new cost savings program, also to streamline our regional structure. We can clearly state that the current frame of reference with which we are working shows that the previously had frame of reference showing a rather higher demand growth on our products. Now, we have taken a little bit more modest growth expectation and ,as a result of that, we can state that our fixed costs are somewhat too high. Therefore, we have launched now a first cost saving program for which we expect results of €25 million by the end of 2017.

And among these activities are actually evaluation of business model in certain countries, closures and rightsizing of manufacturing units, and also optimization of supply chain. And we can here state that among these closures is, for instance, our Franklin USA-based factory.

We also need to do some streamlining of the product portfolio and related resources. We have also announced today a consolidation of our regional functions, basically taking from five regions to three regions. This all will incur restructuring costs of approximately €20 million. And we, as said, we expect cost savings of €25 million by the end of 2017.

Now, I'm sure that everybody is interested also to hear on some update on the pending merger between Konecranes and Terex. We can firstly state that the board of directors of Konecranes has confirmed that we will continue to pursue the merger of equals with Terex Corporation. We can also say that Terex's board has not changed its recommendation over the proposed combination with Konecranes.

Konecranes continues to believe in the merger, and believes that it represents a highly compelling opportunity for both companies and their shareholders. And Konecranes stands fully behind, and remains committed to the merger.

Merger-related integration planning has started very well, and we have had extremely good cooperation in the recent merger integration work streams, together with Terex's respective personnel. And the integration teams are making good progress in detailing the previously announced synergies, operational synergy opportunities, and developing plans to achieve these cost savings.

Konecranes continues to be convinced that the merger represents a highly compelling opportunity for companies and their shareholders. We also believe that the stock market somewhat undervalues the inherent value creation potential of the merger.

The merged entity, to be called Konecranes Terex, is expected to deliver significant profitability upside. The combined company is also expected to have a solid capital structure, and the ability to generate strong cash flow. In January 2016, the parties have already jointly obtained antitrust clearance in two different jurisdictions, India and Turkey.

U.S. Department of Justice has been filed and the filing is in preparation and the pre-notification discussions are ongoing with the European Commission. Both companies will continue to cooperate with the remaining authorities to clear and close their reviews as quickly as possible. We need to state, though, that questions have been raised and the stock markets have seriously discounted the third party interloper offer or actually we should not call it an offer. We should call it just nonbinding proposal with about 26% to 28% probably related to its seriousness and executability. So, Konecranes remains fully committed to the merger and we expect closing to happen approximately mid-year 2016.

Now, to return to some of the Q4 and 2015 numbers, group orders and net sales. The fourth quarter order intake fell by 0.1% units from a year ago being before €513.3 million to the current €512.5 million. Orders received increased, on the other hand, in Americas but decreased in EMEA and APAC. Teo Ottola will, after me, go into more details about these numbers.

Group order book actually totaled to €1,036.5 million which is 5.8% units higher than at the end of 2014. Order book was 2.9% up year-on-year at comparable currencies. And year-end order book is on its highest level in five years, thanks to the Service and container handling equipment.

Group EBIT margin. In the fourth quarter, the operating profit excluding non-recurring items totaled to €44.6 million. In Q4, Service business related EBIT improved €3.4 million year-on-year, but Equipment EBIT was down with €5 million. And, therefore, we have needed to initiate this new cost-cutting and fixed cost saving program.

Group orders received grew by 3.3%, but order intake decreased by 3.3% at comparable currency rates. Group net sales increased by 5.7% and totaled to €2.1262 billion altogether for 2015.

Then looking at group EBIT and EBIT margin, operating profit excluding nonrecurring items was €117.7 million, being 5.5% altogether. EBIT has been basically unchanged since 2009. Service EBIT has improved while at the same time, Equipment EBIT has declined.

Now we need to change this to the better. We have now a new frame of reference and based on that, we have looked the current demand situation. Our fixed costs are just too high. The new cost savings program that we have announced today is the first step in the right direction to correct the situation.

Some words about the split of turnover and sales by business area and region. For the Service business was representing altogether 44%, Equipment 56% and the respective regional areas you can see on the right-hand side.

EPS and DPS, the Konecranes Board of Directors proposes an unchanged dividend of €1.05. So, these were the issues that I wanted to tell you now in the beginning. Now, I give the floor to Teo, please.

Teo Ottola
Deputy CEO & Chief Financial Officer, Konecranes Oyj

Thank you. Thank you, Panu. And let's take a little bit more detailed look at the business areas and start with Service as usual. Our Service order intake was €200 million in the fourth quarter. That is almost exactly the same number as we had a year ago. However, of course, so that as the currencies are helping us, specifically on the Service areas, so with comparable currencies, we are looking at the decline of 5.6%.

Sales were €276 million. That is up 6.7% year-on-year. And again, with comparable currencies, we have a growth but at very minor only 0.7%. Sales grew with reported currencies in all regions. If we take a look at the business units within Service, so we can note that this time field service performance from the volume point of view was stronger than in parts.

As you may remember so, during the past couple of quarters, it has been the other way around. So, the parts has been growing faster than the field service. But now, now the other way around, not so much that it would have impacted the product mix for Service from the profitability point of view, too much.

On an EBIT level, we are at €33.8 million, that is margin of 12.3%. Now again in the fourth quarter were in the situation that we have an improvement both in euros and EBIT, as well as in the EBIT margin. The operating profit, as well as the operating margin, was supported by the fact that the sales were higher, even though the increase with comparable currencies was only 0.7%. But anyway– and then gross margin continued to improve. At the same time, fixed costs were slightly higher than what they were a year ago.

On this longer perspective slide, we can see the development since 2011 and, of course, the curve and the columns look good. Going forward, of course, it is very, very important for us to be able to make sure that we will be able to generate growth in the Service business just to make sure that we will be able to continue the profitability improvement in the future as well.

And contract base, actually, is supporting our growth ambition because the annual value of the contract base is €211 million. That's 7.5% higher than a year ago and about 3% with comparable currencies. And also, on the order book side, we have an improvement in comparison to the previous year, 8.7% or 3.4% with comparable currencies.

Jumping over to Equipment side. Equipment orders were €336 million. That is down 2.6% year-on-year, 6.6% with comparable currencies. The order intake increased in the Americas, but decreased in EMEA as well as in Asia. Then when, again, we take a look at the situation from the business units' point of view within Equipment, we can note that those container-handling related business units, meaning port cranes and lift trucks, the order intake rose in an year-on-year comparison, whereas then in the industrial cranes and crane components business units, the order intake declined from the previous year. And this is, of course, also reflecting the demand situation. So, the demand within the container-handling customers has been descent, whereas the demand from the industrial customers has been weak, especially in the emerging countries.

Net sales were €361 million. That is minus 4.2% in a year-on-year comparison and this one with comparable currencies as much as 7.1%. And this decline with comparable currencies on sales, of course, is visible on the EBIT level as well. We have €15.5 million EBIT in the fourth quarter that is a margin of only 4.3%. The EBIT decline in euro is about €5 million in comparison to the situation year ago; this one is obviously impacted by the lower sales with comparable currencies like already mentioned. Also, the sales mix was less favorable now than a year ago mostly because of the high content of the port deliveries now in the fourth quarter in 2015.

Then additionally, the IT systems that we have been building are causing an increased amortization level, which is obviously visible in the Service business as well, but specifically in the Equipment. Additionally, we made a provision of €3.3 million relating to receivable from a customer in Latin America and this is kind of extraordinary item on the fourth quarter as well.

On the other hand then, we were able to proceed with the cost saving programs as planned, and thesis visible in the Equipment results that we have actually €4 million positive impact from those restructuring actions in the fourth quarter result. Then again on the longer perspective, since the beginning of 2011, from the Equipment business, we can see that the EBIT curve is not going in the right direction. The main reason is the lack of sales or lack of demand in the marketplace. Even though this slide doesn't show very clearly the decline in sales because of the currency development, but if we take a look at the situation with comparable currencies, our sales has declined now in 2015 as well. And then also the product mix has been less favorable and that's why the curve is going in the wrong direction. But this is at the same time, of course, the reason why we need the cost saving actions that Panu already referred to.

Then on the order book side, order book €871 million. That is up 5.3% year-on-year and a little bit less than 3% with comparable currencies. Now, of course, if we compare the order book to the situation a year ago, so this is now more – that is now in relation to the total order book, there is now more deals in imports business as well as in the lift trucks and then, again, a little bit less in the components and industrial cranes, just reflecting the demand situation that was commented moment ago.

A couple of comments on slides on the balance sheet as well as cash flow before we go into the Q&A. So, our net working capital was €317 million at the end of the year. This is 14.9% of rolling 12-month sales. This is just on the borderline of being acceptable in a way. You remember this 15% sort of short-to-mid range target that we have had when it comes to the net working capital situation in relation to rolling sales. We should be able to do better and we will able to do better, but now at this point of time, we are roughly on the level of 15%.

Then cash flow for 2015 is weak, basically zero. The reason, of course, is related to the result development that we have had. Then also into the pile up in the net working capital, especially in comparison to the end of 2014.

Despite that one, so still the balance sheet structure is quite okay, so we have net debt in the amount of €200 million roughly at the end of the year. That's about €50 million more than at the end of 2014 The gearing is 44.6% versus this 33% one year ago.

And then finally, last slide, return on capital employed. Of course, this 10.4% is very low number for us from the historical perspective, even if we exclude all the non-recurring items, we would not be higher than 18%, and also that one, of course, is in historical perspective, a low number for us, another reason why the additional cost cutting and cost saving actions are needed.

Let's not go into the appendixes, but move into the Q&A session.

Question And Answer Section
Miikka Kinnunen

Director-Investor Relations, Konecranes Oyj

Thank you, Panu and Teo. So, let's move on to questions and answers. Seems that we have questions here in Helsinki audience. So please, before asking your questions, state your name and company name, and if you can take one question at a time.

Elina Riutta
Analyst, Evli Bank Plc (Broker)

Thank you. Elina Riutta from Evli Bank. Could you talk a bit about your guidance, looking at thedemand outlook, it – kind of the sales growth looks challenging. And in terms of the mix of the orderintake, the margin guidance or profitability guidance as well, looks challenging. So, could you talk abit about that?

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

I would say, first, a couple of words and then I'll give it Teo to complement that. I think we have pretty good order book in hand, actually, and that gives confidence for this year sales guidance. The order book is of that nature that we can actually take the sales growth, modest sales growth guidance with that. Maybe you want to say a few details about that?

Teo Ottola
Deputy CEO & Chief Financial Officer, Konecranes Oyj

Yeah. Maybe a comment only on the order book structure. Right, it is correct, what you say, that the mix within the order book, of course, is in a way weaker than a year ago, due to the high share of the port equipment in that one. However, then, when we take a look at the ports business as such, so the margins that we have within that order book are actually higher than what they were a year ago. So we have been able to improve the situation during the year a little bit.

But of course then, the – quite a big portion of the sales that we will need to generate during this year will be coming from the order intake from now on. So of course, the success of getting orders within the industrial crane business and component business specifically, where the demand worries mostly have been during 2015, is the key then, at the end of the day.

Elina Riutta
Analyst, Evli Bank Plc (Broker)

Thank you. And one more question. When talking about the need for the €25 million program, you mentioned that you had modestly downgraded your growth assumptions. Could you comment what kind of growth you're expecting?

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

I would rather say that the fixed costs of the company had actually been tailored for a higher growth. Now we have taken more modest growth in our new frame of reference. And based on that, we have understood that the fixed cost had to be taken downwards. And that will actually be the most important element in the profit generation this year.

Elina Riutta
Analyst, Evli Bank Plc (Broker)

And then maybe one still more on the actions you're taking now, the savings actions, are you looking to exit any of the market where you're currently active?

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

I would not say that we are looking at exits in different markets, but we are rather maybe taking, forinstance, closing our Malaysian sales office, rather than operating then towards Malaysiancustomers from different other countries. So, the sales continues, but we take the sales office, assuch, away, and that will happen in some other countries as well.

Elina Riutta
Analyst, Evli Bank Plc (Broker)

Thank you.

Teo Ottola
Deputy CEO & Chief Financial Officer, Konecranes Oyj

So, yeah, we may change the distribution concept that we have in certain countries. Not necessarily we throw in from those companies.

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

Yeah. So, the business model is changed in some countries. Yeah.

Elina Riutta
Analyst, Evli Bank Plc (Broker)

Thank you. [indiscernible]

First about these new actions, I assume that you haven't been able to discuss with Terex anything about these, but your comment, is there risk that now you are possibly doing something which is not the optimal solution, after the full merger is ready?

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

No. Not all, actually. These measures that we are now taking are completely independent from the future merger. They are not even away from the announced synergies at all, actually. So, the announced synergies remain at the same level. We have not been able to talk actually details about the savings programs, but we remain confident that these are completely independent from the merger, where I would have actually got a little bit further had we not had the merger. But due to the regulation issues, we could not go to certain issues that could be considered as a gun-jumping towards the merger.

Thank you. And second question about this ERP project. Could you give a update how the project is proceeding? And could you give some scale of the increase of amortization at the moment?

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

Maybe you want to?

Teo Ottola
Deputy CEO & Chief Financial Officer, Konecranes Oyj

Yeah. Well, at the moment, it will start with the SAP system. So we are – with our implementations, we are roughly at, I would say, 55% or so of the total scale. We will be, according to the plan, at the end of 2016, we will probably be at about 70%, maybe even a little bit higher, but at about 70%.

Then when we take a look at the other major system implementation. which is the front-line system for the Service technicians, so there we are on a lower level in the implementation now, at the end of 2015, than what we are in the SAP. So we are below 50%, maybe 40%, 45% – 40%. But by the end of this year, we believe that we would be roughly at the same rate. So that we would be, let's say two-thirds or more, when it comes to both of those systems, by the end of the year – this year.

The amortization increase that we have been talking about is  – was like, between, let's say, €5 million to €7 million on an annual basis. This did materialize in 2015. It will be – most likely will be materializing also in 2016, so that there is a quite a big amortization increase as a result of that one.

On the other hand then, otherwise, our depreciation is going slightly down so that the net increase is not necessarily €7 million, but I mean, from the IT area, it most likely is.

Thank you.

Tom Skogman
Analyst, Handelsbanken Capital Markets

Yes. This is Tom Skogman from Handelsbanken. Can you provide a bit more clarity on the savings? I'm just looking for the net savings that you expect to generate this year and next year out of all these savings programs combined.

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

This new cost savings program of €25 million is roughly divided so that half is coming this year and the other half is coming next year, though the restructuring costs will mostly incur already this year.

Tom Skogman
Analyst, Handelsbanken Capital Markets

So, half of the benefits are seen this year.

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

This year, yes.

Tom Skogman
Analyst, Handelsbanken Capital Markets

It's not that they are on a running base achieved by the end of this year.

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

No. They would be seen this year already.

Tom Skogman
Analyst, Handelsbanken Capital Markets

And do you have any other kind of legacy savings that are helping this year apart from this €12.5million then?

Teo Ottola
Deputy CEO & Chief Financial Officer, Konecranes Oyj

We have a legacy saving from the €30 million program that we initiated about a year-ago because that generated maybe €10 million or so during 2015. And it will be generating more during 2016. So, we may be are talking about €15 million or so.

Tom Skogman
Analyst, Handelsbanken Capital Markets

€15 million.

Teo Ottola
Deputy CEO & Chief Financial Officer, Konecranes Oyj

€15 million of the legacy program that we have been having.

Tom Skogman
Analyst, Handelsbanken Capital Markets

Given this and given the fact that earnings have been flat many years and the order book is not really up and you have a short order book, I'm a bit curious why you are even providing a guidance because in these situations, historically, you have not provided a guidance in Q4 sighting that the order book lists only two quarters, and then you provide full-year guidance in the Q2 report instead. But now we have decided to provide guidance already in the Q4 report. So, what gives you so much more confidence this time than many other times?

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

Taking a look on that, let's say, on our internal programs, what we have taken a look on the markets,we are very confident that this is achievable. Maybe you want to have some details still on that.

Teo Ottola
Deputy CEO & Chief Financial Officer, Konecranes Oyj

I think that covers it very well.

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

Yeah.

Tom Skogman
Analyst, Handelsbanken Capital Markets

And then about – we need to just understand what the potential breakup fee would be. I've tried to read the forms and I'm not a lawyer, and I guess you have discussed with a lot of great lawyers. So, can you just help us understand what is the maximum breakup fees? It's €37 million that I could understand from these forms. And is that fully related to cost that you take then if we just look back then on?

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

Yeah. We wanted to publish the business combination agreement because it already had been published in the U.S. actually through certain authority websites. So, we wanted to have everybody as our shareholders also fully aware of the business combination agreement, and that's why it was published on our website late last week. And there, you can easily read what is the break-fee as such as mentioned we had already the €37 million is mentioned in the BCA – that is $37 million, yes. Of course, as such then is an agreement is somehow ended. There might be other costs and claims.

Tom Skogman
Analyst, Handelsbanken Capital Markets

I couldn't understand the last part. I mean, this $37 million, is that kind of demand that you have spent $37 million yourself? Is that the right understanding? And then, the second part, I didn't understand.

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

That is the contractual break-fee, the $37 million.

Tom Skogman

Analyst, Handelsbanken Capital Markets

So, that is kind of the max that you could get...

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

I said that it is the contractual break-fee.

Tom Skogman
Analyst, Handelsbanken Capital Markets

And was there anything else that I didn't understand apart from that or not?

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

The remaining is legal stuff.

Tom Skogman
Analyst, Handelsbanken Capital Markets

Okay. And then, a final question about the Terex merger. Now, given the situation, do you have a chance or a willingness to present some more data that could support your kind of...

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

Well, I think, the markets are already now supporting our transaction because they have clearly undervalued the other proposal, the interloper proposal because otherwise, the Terex stock price would actually dump to the $30 situation. That has been now below, well below $22, so the markets even undervalued that possibility because of its...

Tom Skogman
Analyst, Handelsbanken Capital Markets

I fully agree with that, but I just wonder whether you have the possibility or whether you are considering to publish some more detailed information about synergies and future benefits now when you have worked on this and you have perhaps, a good argument to present more supportive facts.

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

Yeah. It will come soon when we are ready to publish it. We are very well working together with different work streams with the Terex and detailing out the different synergy options and potentials forth future. So, it will come when we are ready to publish them.

Tom Skogman
Analyst, Handelsbanken Capital Markets

Okay. Thanks.

Tomi Markus Railo
Analyst, Skandinaviska Enskilda Banken AB (Finland)

Tomi Railo, SEB. Just to continue on the merger process, can you shed us some light on what happens next? When are you expecting to file in the documents to the European Union? When can we expect some news?

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

Yeah.

Tomi Markus Railo
Analyst, Skandinaviska Enskilda Banken AB (Finland)

How long do you have to wait for the Terex to continue the discussion with Zoomlion?

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

Well, first of all, there is an agreement in place. Both parties have confirmed that they stay behind this agreement. Both parties. Terex Board has not changed their recommendation and Konecranes have published that we remain fully confident that this is a compelling upside potential bringing to the shareholders. So, both parties remain confident that this is an interesting transaction to go forward.

What comes then to the, let's say, their authority approval? As I already said, we have filed in at U.S.Department of Justice, and that process is continuing extremely well. We are in the pre-filing processing the European Commission and the filing itself is to happen within a couple of weeks. And as already stated, we have two jurisdictions already cleared namely India and Turkey.

Tomi Markus Railo
Analyst, Skandinaviska Enskilda Banken AB (Finland)

And technically, as you've changed the wording towards mid 2016...

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

Approximately mid 2016.

Tomi Markus Railo
Analyst, Skandinaviska Enskilda Banken AB (Finland)

When do we need to get everything done and then have the AGMs or EGMs, et cetera?

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

Well, calculating backwards from that, I think the expectation then is to have the Competition Authority approvals sometimes mid to late May.

Tomi Markus Railo
Analyst, Skandinaviska Enskilda Banken AB (Finland)

Then still on the numbers. Can you give a number for the currency benefit in 2015 in terms of profit or– and margin impact? And then maybe on the Service in the fourth quarter, orders, down 6%. Any particular there? Was it just U.S. general order intake slowness?

Teo Ottola
Deputy CEO & Chief Financial Officer, Konecranes Oyj

On the currencies, to begin with that one, so the – we have been talking about the transaction impact of roughly €5 million estimated for 2015. And that was then at the end of the day probably very close to what it was. So, that is, of course, something that has a margin impact. Then when we take a look at the translation impact, which is then again mostly on the Service side, so there we do not give the number as usual. But we just say that this is slightly more on EBIT than what it is on sales. So, if you take a look at it from the group level, so a little bit more percentages than what we have a change in sales is the change in EBIT.

Sorry. Yes, the Service business performance especially the order intake in the fourth quarter. I don't think that there was anything specific as such. It was a timing thing, probably a little bit. And then also this is what we have been now discussing for a couple of months, the business situation in Northern America, which is maybe – the customers are a little bit more cautious and maybe there is a – this kind of a hesitation during fourth quarter on that one.

The FX impact [inaudible].

Teo Ottola
Deputy CEO & Chief Financial Officer, Konecranes Oyj

Okay. Yeah. For 2016, if we take a look at the transaction impact, so the pace of improvement that we have had now will probably continue during the first half of this year due to the thing that we have the hedges in place and, of course, also because of the inventory turns. We are always this one quarter basically lagging. But then, if we take a look at the second half of the year, so then, that is more depending on where the currency rates go from now on because the hedges will be done soon or anyway during 2016.

Translation impact then obviously completely depending on where specifically USD/euro goes. If we take a look at the situation now, so the translation impact doesn't seem to be as much as it was for 2015. But, again, who knows where the rates will then be ending up.

Manu M. Rimpelä
Analyst, Nordea Bank AB (Finland)

Manu Rimpelä from Nordea Markets. Just getting back to the services. I think you mentioned during the presentation that you're seeing customers maybe – you didn't use the word postponing, but at least getting more cautious on the service ordering, and we saw the order intake fall in the fourth quarter as Tomi mentioned. So, just maybe getting back to guidance, and do you assume in your guidance that services will grow this year? And how have you kind of prepared and what kind of visibility do you have, because it sounds – looking at the industrial segment overall, it feels like everything is getting postponed that can be postponed at the moment. So, what's your discussion with customers?

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

We are still expecting services to grow. We have certain geographical areas where we expect that Tobe possible. We have also launched some new products which we think, and we see, that they are interesting to customers. So, based on these, we expect a growth also there.

Manu M. Rimpelä
Analyst, Nordea Bank AB (Finland)

Okay. And then secondly, you mentioned on the cost savings, I think you said that this is the first step. So, could you elaborate on what this means, or do you have other cost savings programs in mind? And also, getting back to the merger, in connection with the savings. So, do you have a plan B in place if the merger doesn't go through, that you would – you have a backup plan that you can take from the chest – or drawer – and put forward a big cost savings program, or how do you think about things in that light?

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

Yeah, firstly, as I said, this new program is the first program that I'm launching. I'm also knowing at the moment that it is probably not enough looking as Konecranes even as a standalone company. So, there will be needed further fixed cost reductions, which will come at their time. Then you were asking about potential plan B. Why would you need a plan B, because we have an agreement in place? So, we don't have any reason now to deviate from this current agreement.

Manu M. Rimpelä
Analyst, Nordea Bank AB (Finland)

And what's keeping you from doing more savings now, if you think there is definitely a need to do that?

Panu Henrik Routila

President & Chief Executive Officer, Konecranes Oyj

That will be called – so-called gun-jumping anticipation of the merger, we have done now so much that we feel that would be anyways necessary as a Konecranes standalone basis.

Manu M. Rimpelä
Analyst, Nordea Bank AB (Finland)

Okay. That's all for me. Thank you.

Miikka Kinnunen
Director-Investor Relations, Konecranes Oyj

Okay there seems to be no further questions in Helsinki at the moment. Operator, what's the situation on the phone lines?

Operator

Thank you. [Operator Instructions] We have two questions, or three. We will now take the first question from Johan Eliason from Kepler Cheuvreux. Please go ahead.

Johan Eliason
Analyst, Kepler Cheuvreux SA (Sweden)

Yeah. Hi. I hope you can hear me, there was an echo. [indiscernible]

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

(49:23).

Johan Eliason
Analyst, Kepler Cheuvreux SA (Sweden)

Okay. I'll try to ask my question. First, this merger, now saying mid-2016 as the deadline, has there been any delay there, or what's the reason behind this change?  Thank you.

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

We don't see that there is any change in the timing. We have now stated that approximately middle of 2016, which is pretty much the same as was the previous we also announced.

Johan Eliason
Analyst, Kepler Cheuvreux SA (Sweden)

Okay. And then, regarding this merger again, has anyone from Konecranes been in contact with this Chinese Zoomlion company? I mean, it's probably fair to say that Terex is obviously a conglomerate, and the parts of interest for Konecranes are, they would [indiscernible]. And I'm sure there are plenty of opportunities to discuss with the Chinese partner to look for a mutual interesting deal. Has there been any such contact? Thank you.

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

Reading the business combination agreement, one could understand that a contact by us to anybody third-party is not allowed, based on the business combination agreement. So, our hands are tied, and as we stay fully committed to the combination agreement that has been signed and sealed, we have not done any contacts like that.

Johan Eliason
Analyst, Kepler Cheuvreux SA (Sweden)

But, I would assume the combination agreement also says the Terex can't take those contacts. And obviously, they have been contacted and are reviewing this nonbinding offer from Zoomlion, I understand, or have I misunderstood it?

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

Sorry. Terex has published that this is a non-solicited proposal. And as it is a non-solicited proposal by a third-party, based on the business combination agreement, they are allowed – and even actually their fiduciary duty towards their shareholders demands them to take in account if there is a interloper proposal. So, they have – by contract, they have a fiduciary duty to their shareholders to take a look on this type of third-party proposals.

Johan Eliason
Analyst, Kepler Cheuvreux SA (Sweden)

Okay. Very clear. Thank you.

Operator

Thank you. We will now take our next question from Antti Suttelin from Danske Bank. Please go-ahead.

Antti Suttelin
Analyst, Danske Bank A/S (Finland)

Thank you. I would just like to go back to the business which you have today at hand, and two comments or questions there. First of all, Equipment business, if I look at your numbers, I can see that the Equipment sales flat, Equipment number of employees down, Equipment EBIT down. That would imply to me that there was a really big price pressure in 2015. Is that a correct conclusion? And should we expect that trend to continue also in 2016?

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

I'm not that worried about that types of situations. I'm more worried about our fixed cost structure and therefore, the measures to improve the fixed costs are more important than in priority.

Antti Suttelin
Analyst, Danske Bank A/S (Finland)

Okay. But my question was that, did EBIT decline, despite lower number of employees, because of price pressure? That would be my question.

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

Maybe Teo, you want to have details about that?

Teo Ottola
Deputy CEO & Chief Financial Officer, Konecranes Oyj

Yeah. There hasn't really been any major price pressure and so that  we would be blaming that one for the declining results. The key reason for the declining, let's say, unsatisfactory profitability is the weak demand on the industrial customers area. And now, when we remember that the bigger portion of our internal capacity is tied into industrial cranes and components than to the lift trucks and port cranes, so it makes more sense.

So, from the capacity utilization point of view, it is a disadvantage to ask that the demand is weak in industrial area and better in port area, because in port, we are using much more subcontracting and in the industrial crane area, we are suffering with our own capacity. So, even if you see that the sales have been relatively flattish, so the reason for that one is the higher sales in ports and lift trucks and in a way lower sales in industrial area, and now, unfortunately, the big portion of the capacity is in the industrial crane area.

So, this makes the profitability situation more challenging. And that's why we will need to adjust the capacity down, so that we can meet or let's say that our demand and our all capacity meet there.

Antti Suttelin
Analyst, Danske Bank A/S (Finland)

Okay. So, basically, what you say is that EBIT declined because of mix, not really price pressure. Is that what you mean?

Teo Ottola
Deputy CEO & Chief Financial Officer, Konecranes Oyj

Well, from mix, from that point of view, that – a bigger portion of our capacity happens to be in that area, where the decline is bigger. So, that – it's great that ports and lift truck businesses are doing okay, and there's nothing wrong in that one. But the issue is that that at the same time, the industrial crane business is going down and as the capacity is there, so our fixed cost absorption within the capacities, factories and the people that we have in the frontline tied to those businesses becomes weaker. And this is what causes the dilemma.

So, it is mix-related, but it's not mix-related in that sense that in those businesses gross margins would necessarily be different, but because of the capacity that we have tied to those businesses.

Antti Suttelin
Analyst, Danske Bank A/S (Finland)

Okay. I think I understand what you mean. Then my second question is on the port orders. 2015 was a year when port volumes didn't, on a global basis, really grow. However, I think, you said port orders grew, and then, we have seen that growing trend elsewhere among your competition as well. So, I just wonder, why was there such a very good growth in the port business, while the underlying container throughput did not grow, and whether we could actually see a reversal in 2016 in that business?

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

I may first answer a few items and Teo may then continue. We have some very good customers, long-time customers, who actually place their orders late in the year, and they are very good adders to our order book. If you have, Teo, maybe some details on that?

Teo Ottola
Deputy CEO & Chief Financial Officer, Konecranes Oyj

Maybe the overall picture that must [indiscernible] the container traffic is not developing very favorably. But, of course, then we need to remember that as if we take a look at the global number, so there can be regional differences. So that in some regions still, the volumes might be developing well.

And, for example, now, if we take a look at our traditionally strong areas like for instance the eastern coast of the U.S. So there, actually, the business environment has not necessarily been that bad from the container handling volume point of view. So, the customers with whom we have been able to have contacts over a longer period of time, so they are in the areas where the traffic maybe hasn't suffered as much. So this is, at least, part of the explanation.

Then again, if we take a look at China, where maybe there's a decline in traffic, so our port crane deals have been very, very few, basically nonexistent in China. So, it doesn't touch us directly.

Antti Suttelin
Analyst, Danske Bank A/S (Finland)

Yeah. Okay. That's all. Thanks.

Operator

Thank you. [Operator Instructions] We will now take our next question from Sean McLoughlin from HSBC. Please go ahead.

Sean D. McLoughlin
Analyst, HSBC Bank Plc (Broker)

Thank you. Three questions for me, which I'll take in turn. Just firstly, on completion of the Terex merger, you mentioned there are more jurisdictions pending. Just how many? And what about China? And any view on costs?

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

The major jurisdictions are U.S. and Europe. And then, there are some other minor jurisdictions as well, which we do not disclose fully, which they would be. If you are asking about the cost of this process, if I understood well of your question, these costs are not that significant.

Sean D. McLoughlin
Analyst, HSBC Bank Plc (Broker)

Thanks. And then, just on the dividend. I noticed we're looking at 200% payout ratio. We've got a number of one-offs in 2016. And I think given the guidance, I mean what, I guess, comfort can you give on the dividend payment in 2016?

Teo Ottola
Deputy CEO & Chief Financial Officer, Konecranes Oyj

Well, we haven't really had a written dividend policy or we do not have a written dividend policy. And now, if we take a look at Konecranes as a standalone company, so what we have been doing is that we have either maintained or then increased the dividend basically at all times. And this now – this €1.05 is a continuation to that one.

Then, of course, the board will evaluate the situation at the end of every year when the dividend payment is due. And then, of course, what kind of a decision will be done on 2016 is then – that's a decision then done in that time.

Sean D. McLoughlin
Analyst, HSBC Bank Plc (Broker)

Great. Thanks. But my last question, I just wanted to focus on the cost cutting. So, you said that effectively you can do a lot more, but at the moment you're holding back. You've also mentioned that you have particularly low capacity utilization in terms of industrial equipment. I mean, do I conclude from here that in the event of the successful completion of the merger, this is going to be the drive, let's say, the streamlining or combination of industrial equipment capacity would be the focus to cost synergies of the combined entity?

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

We have in August announced a certain list and a certain number of synergies that we expect from the merger. I cannot go into the exact details, but I don't object what you actually state as your conclusion.

Sean D. McLoughlin
Analyst, HSBC Bank Plc (Broker)

Very good. Thank you.

Operator

Thank you. We have no further questions in the audio queue.

Miikka Kinnunen
Director-Investor Relations, Konecranes Oyj

Thank you, operator. Any questions here in Helsinki? One more.

Yes. Hello. Just a question on India, can you say that is the operation in India currently making a profit or a loss?

Teo Ottola
Deputy CEO & Chief Financial Officer, Konecranes Oyj

It is making a loss.

Can you quantify how much?

Teo Ottola
Deputy CEO & Chief Financial Officer, Konecranes Oyj

We haven't quantified but the reason why we need to book the tax assets down is the fact that it has been doing losses for a couple of years in a row. And it doesn't mean that we would have lost the tax assets, but from the accounting standards point of view, in this situation, we will just need to book it down.

Thank you.

Miikka Kinnunen
Director-Investor Relations, Konecranes Oyj

Thank you, everybody. I think these questions conclude our Q4 presentation. Thank you for your participation, and see you next time after the first quarter results by latest. Thanks a lot.

Panu Henrik Routila
President & Chief Executive Officer, Konecranes Oyj

Thanks a lot.

Teo Ottola
Deputy CEO & Chief Financial Officer, Konecranes Oyj

Thank you.

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements regarding future events, including statements regarding Terex or Konecranes, the transaction described in this document and the expected benefits of such transaction and future financial performance of the combined businesses of Terex and Konecranes based on each of their current expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. When included in this document, the words “may”, “expects”, “intends”, “anticipates”, “plans”, “projects”, “estimates” and the negatives thereof and analogous or similar expressions are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward-looking. Terex and Konecranes have based these forward-looking statements on current expectations and projections about future events. These statements are not guarantees of future performance.

Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Konecranes, include, among others: the ability of Terex and Konecranes to obtain shareholder approval for the transaction, the ability of Terex and Konecranes to obtain regulatory approval for the transaction, the possibility that the length of time required to complete the transaction will be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with the integration of the businesses of Terex and Konecranes, the possibility that the businesses of Terex and Konecranes may suffer as a result of uncertainty surrounding the proposed transaction, and other factors, risks and uncertainties that are more specifically set forth in Terex’ public filings with the SEC and Konecranes’ annual and interim reports. Konecranes disclaims any obligation to update the forward-looking statements contained herein.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed merger of Terex and Konecranes through which all of Terex’ common stock will be exchanged for Konecranes ordinary shares (or American depositary shares, if required). This document is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, all of common stock of Terex, nor is it a substitute for  the Preliminary Prospectus included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Konecranes with the SEC, the Prospectus/Proxy to be filed by Terex with the SEC, the listing prospectus of Konecranes to be filed by Konecranes with the Finnish Financial Supervisory Authority (and as amended and supplemented from time to time, the “Merger Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE MERGER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT KONECRANES OR TEREX HAS FILED OR MAY FILE WITH THE SEC, NASDAQ HELSINKI, OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED MERGER.

The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Konecranes and Terex do not accept any responsibility for any violation by any person of any such restrictions. The Merger Documents and other documents referred to above, if filed or furnished by Konecranes or Terex with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov) or by writing to Anna-Mari Kautto, Investor Relations Assistant, Konecranes Plc, P.O. Box 661, FI-05801 Hyvinkää, Finland or Elizabeth Gaal, Investor Relations Associate, Terex, 200 Nyala Farm Road, Westport, CT 06880, USA.

Konecranes and Terex and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Konecranes' directors and executive officers is available in Konecranes’ annual report for fiscal year 2014 at www.konecranes.com. Information about Terex' directors and executive officers and their ownership of Terex ordinary shares is available in its Schedule 14A filed with the SEC on April 1, 2015. Other information regarding the interests of such individuals as well as information regarding Konecranes’ and Terex' directors and officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.